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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               9 September, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              --------------

Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  Immediate Report No. 35/99
               Koor Industries Ltd. (Company No. 52-001414-3)
               ---------------------------------------------


Pursuant to the immediate reports from February 26, 1998 and from April 9, 1998 regarding holdings in Mashav Initiating and Development Ltd. (hereby: "Mashav"), copies of which please find attached, Koor Industries (hereby "Koor") announces, that yesterday evening Koor and Clal Industries and Investments Ltd. (hereby:
"Clal") received the valuation results of the external valuators chosen to evaluate Mashav.

Based on this valuation, Clal's Option exercise price, to purchase 25% of Mashav's share capital, is 179 million dollars.

Clal's Option exercise period is till July 31, 2000. Koor has no information as regards to Clal's intentions to exercise the Option.

                                        Yours sincerely,



                                        Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary